BÖHLER UDDEHOLM



Via Airmail

BÖHLER-UDDEHOLM AG, Modecenterstraße 14/A/3, A-1030 Vienna, Austria

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0302
U.S.A.



Tuesday, May 23, 2006
Tel: +43/1/7986901-22707, Fax: +43/1/7986901-22713
Rule 12g3-2(b) Submission of **Böhler-Uddeholm AG**
(the Company) File No. 82-[4089]

Dear Sirs!

In connection with the Company's exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed a copy of our **Release.** BÖHLER-UDDEHOLM announces the **results for the first quarter of 2006** to the press and investors.
This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2(b) of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at Böhler-Uddeholm AG, 0043 1 798 6901-22708 or Antonio D'Amico of Skadden, Arps, Slate, Meagher & Flom in London at 011-44-171-248-9929 if you have any comments of questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return it to Ms. Hatrina D. Buerkle, Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D.C. 20005.

Very truly yours
BÖHLER-UDDEHOLM AG
Investor Relations & Corporate Communications




Randolf Fochler


Eveline Ludwig

Enclosures:
cc: Antonio D'Amico, Esq.

BÖHLER-UDDEHOLM
Aktiengesellschaft
Modecenterstraße 14/A/3
A-1030 Vienna

Tel. (00431) 7986901
Fax (00431) 7986901/60
7986901/61

82- 40 89

BÖHLER UDDEHOLM

PRESS RELEASE

Böhler-Uddeholm announces results for the First Quarter of 2006:

- **Business environment remains strong**
- **Further increase in sales and earnings**
- **Order intake reaches new record level**
- **1:4 share split planned for June 2006**

Vienna, 23 May 2006 – After a record year in 2005, Böhler-Uddeholm is able to report steady and strong demand across all major markets and customer industries for the first quarter of 2006. Sales, earnings and order intake showed a solid increase over the comparable prior year period. This development was supported by the acquisition of Edelstahlwerke Buderus AG (which was not included in the first quarter of 2005) as well as organic growth. The decline in alloy prices was passed on to the market, and higher energy costs were largely offset by an increase in base prices.

The current strong demand for specialty steel and specialty steel products led to a significant 29 % increase in order intake to 701.7 m€ for the first three months of 2006 (first quarter 2005: 545.1 m€). This represents the highest figure ever recorded by Böhler-Uddeholm for a single quarter. Order backlog reached 792.9 m€ as of 31 March 2006 and exceeded the comparable prior year level of 616.6 m€ by 29 %.

Sales for the first three months rose from 579.1 m€ in 2005 by 35 % to 782.1 m€ in 2006. Earnings before interest and tax (EBIT) totalled 79.9 m€ for the reporting period, which reflects an increase of 15 % over the comparable prior year value of 69.3 m€. The EBIT margin reached 10.2 %, compared to 12.0 % in 2005.

Earnings before tax rose from 63.2 m€ by 18 % to 74.5 m€. The tax rate for the Böhler-Uddeholm Group equalled 28 % for the first three months of 2006, and remained nearly unchanged from the first quarter of 2005. Net income for the period totalled 53.5 m€, for an increase of 18 % over the comparable prior year value of 45.5 m€.

Integration on Schedule

Following the acquisition of Edelstahlwerke Buderus AG in Wetzlar (Germany) by Böhler-Uddeholm during the prior year, this company was included in the consolidated financial statement as of 1 July 2005. Edelstahlwerke Buderus was recently separated into three distinct legal entities that were allocated to the corresponding divisions of Böhler-Uddeholm: Buderus Edelstahl GmbH (High Performance Metals Division), Buderus Edelstahl Band GmbH (Precision Strip Division) and Buderus Edelstahl Schmiedetechnik GmbH (Special Forgings Division). This reorganization will allow the three companies to develop their markets with a more focused and cost-efficient approach, and their integration in the Böhler-Uddeholm Group is nearly completed. The integration of Avesta Welding AB in the Welding Consumables Division is also proceeding on schedule and will be largely concluded this summer. Avesta Welding was consolidated as of 1 November 2005 and strengthens the Welding Consumables Division, above all in the stainless welding segment.

Overview of Divisions
The *High Performance Metals Division* – the largest segment in the Böhler-Uddeholm Group – recorded the best quarter in its history during the first three months of 2006. Sales, earnings and order intake clearly exceeded the comparable prior year levels. All core aggregates in the division operated at full capacity during the reporting period. The development of demand was strong, above all in the areas of specialty steel and high-grade structural steel for the energy, oil field, aircraft and automobile sectors. In contrast, the demand for tool steel and high-speed steel was considerably more reserved than in the first quarter of 2005. A regional analysis shows satisfactory development in Europe, with the German market demonstrating sound growth. The emerging markets in Asia and Latin America also continued their upward trend. However, exports in Brazil were negatively influenced by the strength of the Real versus the US-Dollar and Euro, which impaired the profitability of Villares Metals S.A. to a certain extent. In North America, business remained stable at the prior year level.

The *Welding Consumables Division* started the 2006 Business Year with a strong first quarter. Practically all product segments reported a noticeable improvement over the first quarter of the prior year. This position was supported by a positive operating environment in all customer branches, especially in the chemical, petrochemical, offshore, LNG tanks and sugar processing industries. A regional analysis also demonstrates the favorable development of welding consumables sales, with significant growth reported in Germany, the East European markets, North- and South America as well as China, India and South Korea. The division was therefore able to record further improvement in sales and earnings during the reporting period. The construction of a welding materials plant in Suzhou (China) is proceeding on schedule, and the start of operations is planned for early 2007.

The *Precision Strip Division* was able to record further growth over the prior year with an increase in sales, earnings and order intake. However, the EBIT margin decreased from 20.4% in the first quarter of 2005 to 10.8 % for the reporting period. This decline is explained by the fact that Buderus Edelstahl Band GmbH has not yet reached the level of profitability generated by the other companies in this segment and, in particular, sales of hot rolled strip generally have lower margins than the other products in this division. The demand for precision strip products was sound across all core markets during the reporting period. Increases were recorded in sales of strip steel for the saw industry, rule die steel for the textile and leather industry and cutting and creasing rules for the packaging industry; in all other product segments, demand remained stable at the prior year level.

In the *Special Forgings Division*, the positive trend continued from the previous year. Growth was supported primarily by a robust business climate in the aircraft industry, which is the largest customer segment for this division. The Special Forgings Division was also able to win new orders that have already led to first deliveries, including forged components for the Boeing B787 Dreamliner and jet engine disks for MTU Aero Engines and Snecma. In addition, negotiations are in progress to supply components for the new Airbus A350. The development of business was also satisfactory in other customer branches, such as turbine, utility vehicle and machinery construction. The ship engine construction segment failed to follow this trend, and declined as expected. In total, the division was able to record an improvement in sales, earnings and order intake for the first quarter of 2006.

Outlook
The first three months of the year form a solid basis for the further development of the Group in 2006, and the management of Böhler-Uddeholm AG expects this favorable trend to continue throughout the second quarter. The decline in the price of alloys will presumably be stronger during the coming three months than in the reporting period. Sales for the 2006 Business Year are expected to increase over 2005, and earnings should at least match the high prior year level.

At the Annual General Meeting of Böhler-Uddeholm AG on 16 May 2006, the shareholders approved a 1:4 stock split for Böhler-Uddeholm shares. This will raise the number of shares from 12,750,000 to 51,000,000. The stock split is expected to take place on 8 June 2006.

In conjunction with the stock split, the shareholders also authorized a capital adjustment from company funds without the issue of new shares. Share capital will be increased from 92,692,500 € by 9,307,500 € to 102,000,000 €. Therefore, share capital will total 2.00 € per share after the stock split.

In addition, the Annual General Meeting approved a dividend payment of 7.50 € per share for the 2005 Business Year. This represents an increase of 70 % over the dividend of 4.40 € per share for the 2004 Business Year. The resulting payout ratio of 46 % is in line with the range of 40 to 50 % that was announced by Böhler-Uddeholm. The dividend will be paid on 26 May 2006.

For additional information contact:
BÖHLER-UDDEHOLM AG, Investor Relations & Group Communications,
Randolf Fochler, Telephone: +43 1 798 69 01-22707. The complete report on the First Quarter of 2006 is available on our website at www.bohler-uddeholm.com under "News & Services".

Key figures in Overview

in m€	1-3/2005	**1-3/2006**	Change
Net sales	579.1	**782.1**	35 %
EBITDA	88.6	**105.1**	19 %
EBITDA margin	*15.3 %*	***13.4%***	
EBIT	69.3	**79.9**	15 %
EBIT margin	*12.0 %*	***10.2%***	
EBT	63.2	**74.5**	18 %
Net income	45.5	**53.5**	18 %
Order intake	545.1	**701.7**	29 %
Order backlog	616.6	**792.9**	29 %
Employees	12,022	**14,105**	17 %

SPLIT PLANNED FOR JUNE 2006



JANUARY–MARCH

	2006 in m€	2005 in m€	Change
Net sales	782.1	579.1	35%
EBITDA	105.1	88.6	19%
EBIT	79.9	69.3	15%
Earnings before tax (EBT)	74.5	63.2	18%
Net income	53.5	45.5	18%

	2006 in m€	2005 in m€	Change
Cash flow[1]	78.6	64.0	23%
Capital expenditure	29.6	12.8	131%
Order intake[2]	701.7	545.1	29%
Order backlog[2]	792.9	616.6	29%
Employees	14,105	12,022	17%

[1] Before capital changes
[2] At the production companies

SEGMENT OVERVIEW

High Performance Metals	1–3/2006 in m€	1–3/2005 in m€	Change
Sales	576.0	434.1	33%
EBIT	62.2	54.0	15%
Order intake	460.3	364.8	26%
Order backlog	464.8	393.6	18%
Welding Consumables			
Sales	102.9	78.7	31%
EBIT	10.4	9.1	14%
Order intake	107.0	87.8	22%
Order backlog	49.9	36.5	37%
Other/Consolidation			
Sales	(37.7)	0.1	n.a.
EBIT	(4.7)	(3.2)	47%
Order intake	(29.4)	0.0	n.a.

Precision Strip	1–3/2006 in m€	1–3/2005 in m€	Change
Sales	83.7	42.7	96%
EBIT	9.1	8.7	5%
Order intake	96.9	44.8	116%
Order backlog	63.5	35.3	80%
Special Forgings			
Sales	57.2	23.5	143%
EBIT	2.9	0.7	314%
Order intake	66.9	47.7	40%
Order backlog	214.7	151.2	42%
Group			
Sales	782.1	579.1	35%
EBIT	79.9	69.3	15%
Order intake	701.7	545.1	29%
Order backlog	792.9	616.6	29%

STOCK MARKET INDICATORS	1–3/2006 in €	1–3/2005 in €
Low	145.00	89.84
High	170.00	114.85
Price at 31/3	170.00	105.26
Market cap at 31/3 (in m€)	2,167.50	1,157.86

FINANCIAL CALENDAR 2006

Dividend Payment	26 May 2006
Results 1–6/2006	1 September 2006
Results 1–9/2006	9 November 2006

SHARE PRICE PERFORMANCE (10/4/1995–31/3/2006)


€
180
160
140
120
100
80
60
40
20
1/1/1996
1/1/1997
1/1/1998
1/1/1999
1/1/2000
1/1/2001
1/1/2002
1/1/2003
1/1/2004
1/1/2005
1/1/2006
BÖHLER-UDDEHOLM AG
Austrian Traded Index (ATX), indexed

CONSOLIDATED INCOME STATEMENT	1–3/2006 in m€	1–3/2005 in m€
Net sales	**782.1**	**579.1**
Cost of sales	(568.5)	(390.2)
Gross profit	**213.6**	**188.9**
Other operating income	12.9	10.3
Distribution expense	(93.4)	(78.4)
Administrative expense	(38.4)	(34.1)
Other operating expense	(14.8)	(17.4)
Earnings before interest and tax (EBIT)	**79.9**	**69.3**
Interest expense (net)	(5.5)	(6.3)
Other financial result	0.1	0.2
Financial result	**(5.4)**	**(6.1)**
Earnings before tax (EBT)	**74.5**	**63.2**
Income tax expense	(21.0)	(17.7)
Net income	**53.5**	**45.5**
thereof attributable to equity holders of the parent	53.0	45.2
thereof attributable to minority interest	0.5	0.3
Basic earnings per share (in €)	4.2	4.3
Diluted earnings per share (in €)	4.2	4.1
Average number of shares outstanding – basic	12,750,000	10,543,100
Average number of shares outstanding – diluted	12,750,000	11,000,000
Depreciation	25.2	19.3
Currency gains (losses)	(0.3)	(1.2)

CHANGES IN SHAREHOLDERS' EQUITY	2006 in m€	2005 in m€
Shareholders' equity as of 1/1	**1,105.9**	**699.4**
Net income	53.5	45.5
Translation reserve	0.4	12.2
Change in treasury shares	0.0	(1.2)
Other	(1.8)	(1.3)
Shareholders' equity as of 31/3	**1,158.0**	**754.6**

CONSOLIDATED STATEMENT OF CASH FLOWS	2006 in m€	2005 in m€
Cash and cash equivalents as of 1/1	**114.0**	**90.5**
Cash flow before capital changes	78.6	64.0
± Change in working capital	(63.8)	(96.4)
Cash flow from operating activities	14.8	(32.4)
Cash flow from investing activities	(30.3)	(14.8)
Cash flow from financing activities	19.0	28.5
Change in cash and cash equivalents	3.5	(18.7)
Cash and cash equivalents as of 31/3	**117.5**	**71.8**

BALANCE SHEET

ASSETS		31/3/2006 in k€	31/12/2005 in k€
A.	**Non-current assets**		
I.	Property, plant and equipment	758,064.6	751,900.1
II.	Goodwill	41,040.4	41,061.9
III.	Other intangible assets	14,989.3	15,573.2
IV.	Investments in associates	114.5	114.5
V,	Other financial assets	30,811.4	30,867.8
VI.	Deferred tax assets	69,435.3	69,079.8
		914,455.5	**908,597.3**
B.	**Current assets**		
I,	Inventories	979,821.6	973,002.0
II.	Accounts receivable from trade	595,679.7	538,398.4
III.	Accounts receivable from affiliated companies	2,515.8	970.5
IV.	Income tax receivables	2,064.9	3,578.4
V.	Other receivables	58,031.5	53,242.0
VI.	Other securities	4,453.5	3,257.9
VII.	Cash and cash equivalents	113,093.0	110,783.4
VIII.	Prepaid expenses	21,066.7	13,007.9
		1,776,726.7	**1,696,240.5**
	Total assets	**2,691,182.2**	**2,604,837.8**

SHAREHOLDERS' EQUITY AND LIABILITIES		31/3/2006 in k€	31/12/2005 in k€
A.	**Shareholders' equity**		
I.	Share capital	92,692.5	92,692.5
II.	Capital reserves	432,907.1	432,907.1
III.	Revenue reserves	532,449.0	475,664.2
IV.	Minority interest	9,257.0	8,728.0
V.	Retained earnings[1]	90,716.8	95,876.9
		1,158,022.4	**1,105,868.7**
B.	**Non-current liabilities**		
I.	Interest bearing debt	334,843.8	359,180.8
II.	Deferred tax liabilities	63,378.8	64,151.1
III.	Severance and pension provisions	279,608.8	278,533.6
IV.	Other long-term provisions	54,204.8	53,924.6
V.	Other long-term liabilities	8,740.5	8,621.2
		740,776.7	**764,411.3**
C.	**Current liabilities**		
I.	Accounts payable from trade	256,461.5	266,317.9
II.	Payments on account	2,285.3	1,555.8
III.	Short-term borrowings	145,994.1	113,103.0
IV.	Current portion of interest-bearing debt	105,949.8	94,174.9
V.	Short-term provisions	134,570.8	133,691.5
VI.	Income tax liabilities	30,270.3	28,146.1
VII.	Other short-term liabilities	112,500.9	93,463.6
VIII.	Prepaid income	4,350.4	4,105.0
		792,383.1	**734,557.8**
	Total shareholders' equity and liabilities	**2,691,182.2**	**2,604,837.8**

[1] This position solely represents the retained earnings of BÖHLER-UDDEHOLM AG and does not include any income from shares of affiliated companies as at 31/3.